Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	6 Months Ended June 30,	12 Months Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings, as defined:
Net income (a)	$473	$846	$704	$689	$786	$407
Preferred security dividend requirements	9	14	2	2	29	66
Less undistributed income (loss) of equity method investments		3	2	(1)	(5)	(9)
Income taxes	107	273	127	206	168	219
Total fixed charges as below (excluding capitalized interest, preferred security distributions of subsidiaries on a pre-tax basis and interest expense related to discontinued operations)	251	480	512	525	500	579

Total earnings	$840	$1,610	$1,343	$1,423	$1,488	$1,280

Fixed charges, as defined:
Interest on long-term debt	$250	$482	$465	$491	$417	$486
Interest on short-term debt and other interest	12	13	29	20	25	70
Amortization of debt discount, expense and premium - net	4	11	23	8	41	25
Estimated interest component of operating rentals	9	29	32	34	45	38
Preferred securities distributions of subsidiaries on a pre-tax basis	11	24	5	5	45	79

Total fixed charges (b)	$286	$559	$554	$558	$573	$698

Ratio of earnings to fixed charges	2.9	2.9	2.4	2.6	2.6	1.8
Ratio of earnings to combined fixed charges and preferred stock dividends (c)	2.9	2.9	2.4	2.6	2.6	1.8

(a)	Net income excludes minority interest, income (loss) from discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.
(c)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.